UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 333-226041

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOMINION ENERGY, INC.

120 Tredegar Street

Richmond, VA 23219

Page
Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5

Supplemental Schedule	12

Schedule of Assets (Held at End of Year)

Form 5500, Schedule H, Part IV, Line 4i

Note: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Signature	13

EXHIBIT

23.01 Consent of Independent Registered Public Accounting Firm	14

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of SCANA Corporation 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of SCANA Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedule of assets (held at end of year) as of December 31, 2018 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Charlotte, North Carolina

May 31, 2019

We have served as the auditor of the Plan since at least 1977; however, an earlier year could not be reliably determined.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, (Thousands of Dollars)	2018	2017
Assets
Investments at Fair Value - Participant Directed Investments	$1,005,144	$1,036,864
Receivables:
Contribution Receivable - Employee	1,584	1,603
Contribution Receivable - Employer	1,725	2,605
SCANA Corporation Dividends Receivable	877	4,491
Participant Notes Receivable	24,019	28,438
Other Accrued Investment Income	17	6

Total Receivables	28,222	37,143

Net Assets Available for Benefits	$1,033,366	$1,074,007

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2018 (Thousands of Dollars)
Additions:
Investment Income:
Interest and Dividends	$37,335

Total Investment Income	37,335
Interest Income on Notes Receivable from Participants	1,226
Contributions:
Participating Employees	35,688
Company and Participating Subsidiaries’ Match	24,047

Total Contributions	59,735

Total Additions	98,296
Deductions:
Net Depreciation in Fair Value of Investments	(22,377)
Distributions to Participants	(116,005)
Administrative Expenses	(555)

Total Deductions	(138,937)

Decrease in Net Assets	(40,641)
Net Assets Available for Benefits, Beginning of Year	1,074,007

Net Assets Available for Benefits, End of Year	$1,033,366

See Notes to Financial Statements.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Summary of Significant Accounting Policies

Organization and Basis of Accounting

Effective January 1, 2019, SCANA Corporation (the Company) became a wholly-owned subsidiary of Dominion Energy, Inc. (Dominion Energy), and Dominion Energy Services, Inc., a wholly-owned subsidiary of Dominion Energy, became the Plan Administrator and the named fiduciary of the SCANA Corporation 401(k) Retirement Savings Plan (the Plan). The Company remains the sponsor of the Plan, though the board of directors of Dominion Energy has the authority to terminate the Plan or to adopt such amendments to the Plan as the board considers appropriate. The board of Dominion Energy, Inc. has delegated its authority to adopt certain Plan amendments to its Chief Administrative Officer and to a committee appointed by its Chief Executive Officer.

In connection with the Company’s acquisition by Dominion Energy, shares of the Company held by the Plan were exchanged for shares of Dominion Energy. See Note 2 for additional discussion.

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).

Investments Valuation

The Plan’s investments are stated at fair value (see Notes 3 and 5). Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end. Quoted market prices are used to value the shares of common stock. The common collective trust fund with underlying investments in investment contracts is valued at fair market value of the underlying investments.

The Wells Fargo Stable Value Fund Q (Fund Q) is a common collective trust fund that has invested its assets in the Wells Fargo Stable Return Fund G (Fund G). The value of Fund Q is based on the underlying unit value of Fund G. Certain required disclosures related to Fund G follow.

Fund G invests in investment contracts, including traditional guaranteed investment contracts (GICs) and security-backed contracts. An investment contract is a contract issued by a financial institution to provide a stated rate of return to the buyer of the contract for a specified period. A security-backed contract has similar characteristics to a traditional investment contract and is comprised of (1) a fixed-income security or portfolio of fixed-income securities and (2) a contract value guarantee (wrapper) provided by a third party. Wrappers provide contract value payments for certain participant-initiated withdrawals and transfers, a floor crediting rate, and return of fully accrued contract value at maturity. Fund G carries its investments at contract value in accordance with GAAP.

GICs are backed by the general account of the contract issuer. Fund G deposits a lump sum with the issuer and receives a guaranteed interest rate for a specified period. The issuer guarantees that all qualified participant withdrawals will be at contract value (principal plus accrued interest). A security-backed contract is an investment contract (also known as a synthetic GIC or a separate account GIC) issued by an insurance company or other financial institution, backed by a portfolio of bonds.

There are several risks specific to investment contracts. One of the primary risks involved is credit risk of the contract issuer. Credit risk for security-backed contracts includes risks arising from the potential inability of the issuer to meet the terms of the contract wrapper and the potential default of the underlying fixed-income securities. A second risk is that liquidity is limited because of the unique characteristics of investment contracts and the absence of an actively traded secondary market. Interest rate risk is also present because rates may be fixed with these products.

GICs generally do not permit issuers to terminate the agreement prior to the scheduled maturity date. Security-backed contracts generally are evergreen contracts that contain termination provisions, allowing Fund G or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Security-backed contracts that permit the issuer to terminate at fair value generally provide that Fund G may elect to convert such termination to an amortization election. In addition, if Fund G defaults on its obligations under the contract (including the issuer’s determination that the agreement constitutes a nonexempt prohibited transaction as defined under the Employee Retirement Income Security Act of 1974 (ERISA)), and such default is not corrected within the time permitted by the contract, then the contract may be terminated by the issuer and Fund G will receive the fair value as of the date of termination.

GICs and security-backed contracts also generally provide for withdrawals associated with certain events that are not in the ordinary course of Fund G operations. These withdrawals are paid with a market value adjustment applied to the withdrawal as defined in the investment contract. Each contract issuer specifies the events that may trigger a market value adjustment; however, such events may include all or a portion of the following:

•	material amendments to Fund G structure or administration;

•	changes to the participating plans’ competing investment options including the elimination of equity wash provisions;

•	complete or partial termination of Fund G, including a merger with another fund;

•	the failure of Fund G to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA;

•	the redemption of all or a portion of the interest in Fund G held by a participating plan at the direction of the participating plan sponsor, including withdrawals due to certain corporate actions;

•	any change in law, regulation, ruling, administrative or judicial position, or accounting requirement, applicable to Fund G or participating plans; or

•	the delivery of any communication to plan participants designed to influence a participant not to invest in Fund G.

At this time, Fund G does not believe that the occurrence of any market value event which would limit Fund G’s ability to transact with participants at contract value is probable.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on their payment date or accrued if earned before year-end and paid after year-end.

Management fees and operating expenses charged to mutual fund investments are deducted from income earned daily and are not separately reflected. Management fees and operating expenses charged to the Plan for investments in the common collective trust fund are accrued daily and charged to the Plan at the end of each month. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including mutual funds, common stock and a common collective trust fund. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits

Benefits are recorded when paid.

Adoption of New Accounting Standard

In January 2016, the FASB issued ASU 2016-01, Recognition and Measurement of Financial Assets and Financial Liabilities. ASU 2016-01 changes how entities measure certain equity investments and financial liabilities, among other things. If applicable, the Plan will be required to make a cumulative-effect adjustment to beginning assets available for benefits as of the beginning of the fiscal year in which the guidance is effective, with certain exceptions. The Plan will adopt this guidance when required in the first quarter of 2019. The Plan does not anticipate that the adoption of this guidance will have a significant impact on its financial statements.

2.	Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General

Employees must be at least 18 years of age and be receiving eligible earnings from the Company or participating subsidiaries or be on an authorized leave of absence to be eligible to participate in the Plan. The Plan is a profit sharing plan with stock bonus and employee stock ownership components. The Plan is intended to qualify under Internal Revenue Code (Code) sections 401(a), 401(k) and 401(m). The stock bonus and employee stock ownership components (the assets of which are invested in the Common Stock Fund) are intended to qualify under Code sections 401(a) and 4975(e)(7). Through December 31, 2018, the Common Stock Fund invested exclusively in SCANA common stock and held only shares of SCANA common stock and dividends declared on the stock (pending distribution to participants or reinvestment in SCANA common stock in accordance with the Plan’s terms). Effective January 2, 2019, the Common Stock Fund invests exclusively in the common stock of Dominion Energy and holds only shares of Dominion Energy common stock and dividends declared on such stock (pending distribution to participants or reinvestment in accordance with the Plan’s terms). The Plan’s assets are held by Bank of America, N.A., the Plan’s trustee (Trustee), pursuant to a trust agreement. The Plan’s recordkeeper is Bank of America Merrill Lynch (Recordkeeper). Administrative expenses are paid primarily by the participants (from their Plan accounts). The Company pays certain other costs to administer the Plan, which are not included in these financial statements. A portion of the Plan expenses may be paid from Plan forfeitures, if available. As part of the Plan expenses, participants pay a fee for each share of Company common stock bought or sold at their direction and a nominal participant fee assessed on a quarterly basis. The Plan is subject to the provisions of ERISA.

Contributions

The Plan allows participants to contribute up to 75% of eligible earnings on an after-tax basis (Regular Contributions) or before-tax basis (Tax Deferred Contributions), subject to certain Code limitations. The Plan has an automatic enrollment feature for all eligible employees hired or rehired on or after January 1, 2014. Employees who are eligible to participate in the Plan are enrolled with a 3% before-tax contribution. The Plan also contains an automatic election escalator feature for participants who are automatically enrolled in the Plan. The automatic escalator feature increases participants’ before-tax contribution rate from the automatic enrollment rate of 3% on an annual basis in increments of 1% until they reach a maximum of 6% unless they opt out of the automatic escalation feature. These automatic enrollment and escalation amounts will be invested in the Vanguard Target Retirement Fund with a target year that most closely approximates the year of the participant’s 65th birthday, unless the participant chooses other investment options under the Plan. The Company and participating subsidiaries match participant contributions on a dollar for dollar basis up to 6% of eligible earnings. Participants age 50 or older or who will attain age 50 during the calendar year and are making the maximum amount of contributions allowed by the Plan or by law can make catch-up contributions. The Plan also allows for the acceptance of direct rollovers from eligible retirement plans, including Individual Retirement Accounts (IRA). All contributions are subject to various limits imposed by the Code and the Plan.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contributions and any Company contributions and charged with withdrawals and a portion of Plan administrative expenses. Once contributions are in a participant’s account and invested, they are subject to earnings and losses based on the investment options selected by the participant. The benefit to which a participant is entitled is the participant’s vested account balance.

Investments

Participants direct the Trustee to invest contributions in any combination of available investment funds, including the Common Stock Fund, a group of mutual funds and a common collective trust fund. The Company’s matching contributions are initially invested in the investment funds elected by participants for their own contributions. Company matching contributions may be transferred by the participant at any time after the initial investment to any other investment option in the Plan.

Effective October 19, 2017, Newport Trust Company (Newport) was appointed as the independent fiduciary and investment manager of the Common Stock Fund. As the independent fiduciary and investment manager for the Common Stock Fund under ERISA, Newport had the sole fiduciary responsibility under the Plan and ERISA for deciding whether the Common Stock Fund should continue to be offered as an investment fund under the Plan, including deciding whether to restrict new investment in the Common Stock Fund or to sell or otherwise dispose of all or any portion of the Company’s common stock held in the Common Stock Fund (subject to any practical or legal restrictions). In connection with the acquisition of the Company by Dominion Energy, Newport no longer serves as the independent fiduciary or an investment manager.

The following changes in investment options in the Plan were made effective January 19, 2018:

•	The Vanguard Total Bond Market Index Fund, Admiral Class was replaced with the Vanguard Total Bond Market Index Fund, Institutional Class.

•	The Vanguard Extended Market Index Fund, Admiral Class was replaced with the Vanguard Extended Market Index Fund, Institutional Class.

•	The Vanguard Total International Stock Index Fund, Admiral Class was replaced with the Vanguard Total International Stock Index Fund, Institutional Class.

The new share class used for each of the above funds reflects a lower expense ratio. The investments and policies of the underlying funds did not change.

Effective April 27, 2018, the Janus Henderson Research Fund Class I was replaced by the Harbor Capital Appreciation Fund Retirement Class. The investment seeks long-term growth of capital by investing in equity securities, principally common and preferred stocks, of U.S. companies with market capitalizations of at least $1 billion at the time of purchase and that the Subadvisor considers having above average prospects for growth.

Effective October 19, 2018, the Voya Small Cap Opportunities Fund Class I was replaced with the Voya Small Cap Opportunities Fund Class R6 reflecting a new share class used for the fund with a lower expense ratio. The investments and policies of the underlying fund did not change.

Vesting

Participants are fully and immediately vested in all contributions and the earnings on these amounts, whether made by participants, the Company or participating subsidiaries.

Notes Receivable from Participants

Participants may borrow from their account balances up to a maximum of $50,000 or 50% of their account balances, whichever is less. Participants are assessed a fee of $100 for each loan originated. The loans bear interest at a fixed rate determined by using the “Prime Interest Rate” as published in the Wall Street Journal plus 1%, as determined on the first business day of the month within which the loan is originated. Principal and interest is repaid through payroll deduction. Terminated and retired employees may make arrangements with the Recordkeeper to continue their biweekly loan payments until the loan is paid in full. If such arrangements are not made, within 30 days after termination of employment or death, the outstanding loan balance, including interest, must be paid in full or the participant’s loan will be considered to be delinquent. On the 15th day of the second quarter after the loan becomes delinquent, the participant’s loan is considered to be in default and the participant’s account is reduced by the outstanding amount of the loan. This action will cause the participant to incur taxable income in the amount of the defaulted outstanding loan balance plus accrued unpaid interest. However, pursuant to Code regulations, a participant may treat the amount of the outstanding loan balance, including unpaid accrued interest, that was converted into taxable income as a rollover by depositing an amount equal to the converted amount into an IRA or other tax-qualified retirement plan within 60 days from the date the outstanding loan balance was first treated as taxable income to the participant.

Distributions and Withdrawals

Before attainment of age 59-1/2, participants may request in-service withdrawals from their Prior Employer, Regular Contributions, Rollover, or Company matching contribution accounts. A distribution from Company matching contributions may only be made from those contributions that have been held in the participant’s account for two years following the close of the Plan year during which they were made. However, if the participant has participated in the Plan for at least five years, all Company matching contributions are eligible for distribution. Participants may not receive in-service withdrawals from their Tax Deferred Contributions before attaining age 59-1/2 unless they can demonstrate a financial hardship. Participants may receive a full distribution from the Plan after attaining age 59-1/2 or in the event of retirement, death, disability or other termination of employment.

Dividends paid on Company common stock in 2018 allocated to participants’ Plan accounts were reinvested in Company common stock, unless participants elected to have the dividends paid directly to them in cash.

Excess Contributions

The Plan is required to return contributions received during the Plan year in excess of the Code or the Plan limits. No excess contributions were received by the Plan in 2018 or 2017.

Federal Income Tax Status

The Plan received a determination letter from the IRS dated May 19, 2016, indicating that the Plan satisfied all applicable requirements of the Code, subject to the adoption of certain amendments to the Plan. The Company subsequently adopted these amendments. In addition, the Plan has been further amended; however, the Company and the Plan administrator believe that the Plan is designed and continues to be operated in compliance with the requirements of the Code and that the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Plan Termination

Although it has not expressed any intent to do so, Dominion Energy has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Subsequent Events

Other than changes to the Plan Administrator, the Common Stock Fund and Newport described previously, there were no other changes made to the Plan after December 31, 2018.

3.	Investments

During the year ended December 31, 2018 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

(Thousands of Dollars)
SCANA Corporation Common Stock	$54,742

Common Collective Trust Funds:
Wells Fargo Stable Value Fund Q	1,747

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund	(4,163)
DFA US Small Cap Value	(3,313)
Dodge & Cox International Stock Fund	(7,790)
Dodge & Cox Stock Fund	(12,111)
Harbor Capital Appreciation Fund	(8,250)
Janus Research Fund	517
PIMCO Total Return Portfolio Institutional	(1,237)
T. Rowe Price Mid Cap Value Fund	(9,101)
Vanguard Extended Market Index Fund	327
Vanguard Extended Market Index Fund Institutional Class	(1,915)
Vanguard Institutional Index Fund	(4,963)
Vanguard Total Bond Market Index Fund	(111)
Vanguard Total Bond Market Index Fund Institutional Class	(222)
Vanguard Total International Stock Index Fund	582
Vanguard Total International Stock Index Fund Institutional Class	(2,645)
Vanguard Target Retirement Income Fund Institutional Cass	(334)
Vanguard Target Retirement 2015 Fund Institutional Class	(596)
Vanguard Target Retirement 2020 Fund Institutional Class	(1,607)
Vanguard Target Retirement 2025 Fund Institutional Class	(4,564)
Vanguard Target Retirement 2030 Fund Institutional Class	(1,915)
Vanguard Target Retirement 2035 Fund Institutional Class	(3,089)
Vanguard Target Retirement 2040 Fund Institutional Class	(901)
Vanguard Target Retirement 2045 Fund Institutional Class	(2,139)
Vanguard Target Retirement 2050 Fund Institutional Class	(640)
Vanguard Target Retirement 2055 Fund Institutional Class	(635)
Vanguard Target Retirement 2060 Fund Institutional Class	(508)
Voya Small Cap Opportunities Fund	(315)
Voya Small Cap Opportunities Fund Class R6	(7,228)

Total Mutual Funds	(78,866)

Net depreciation in fair value of investments	$(22,377)

4.	Exempt Party-In-Interest Transactions

Certain Plan investments in 2018 were shares of common stock of the Company, which qualified as permitted party-in-interest transactions. At December 31, 2018 and 2017, the Plan held 7.2 million and 7.0 million shares of common stock of SCANA Corporation, the sponsoring employer, with a cost basis of $289.8 million and $504.9 million, respectively. During the year ended December 31, 2018, the Plan recorded dividend income of $5.3 million.

In addition, the Plan issues loans to participants, which qualify as permitted party-in-interest transactions. Such loans are secured by the vested balances in the participants’ accounts.

The Trustee is a party-in-interest. Administrative expenses for record keeping, servicing fees and other investment fees and expenses paid to the Trustee during 2018 qualify as permitted party-in-interest transactions.

5.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs. Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Asset Valuation Techniques

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common Stocks —Valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds —Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Stable Value Fund —Valued at the net asset value of units of a bank collective trust. The Fund invests in fully-benefit responsive investment contracts that are held at contract value. Net asset value is determined to be contract value, the value at which participants ordinarily transact. This practical expedient would not be used if it is determined to be probable that the Fund will sell the investment for an amount different from reported net asset value. Participant transactions (purchases and sales) may occur daily. See also discussion of Fund Q and G in Note 1.

The following table includes the major categories of debt and equity securities on the basis of the nature and risk of the investments at December 31, 2018 and December 31, 2017. There were no Level 2 or Level 3 fair value measurements for any period presented.

(Thousands of Dollars)	2018	2017
Investments with fair value measures at Level 1:
Common stock	$342,866	$278,284
Mutual funds	577,521	663,573

Total assets in the fair value hierarchy	920,387	941,857

Investments at net asset value:
Common collective trust -Stable value fund	84,757	95,007

Total investments at fair value	$1,005,144	$1,036,864

Transfers Between Levels

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

The significance of transfers between levels are evaluated based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2018 and 2017, there were no transfers between levels.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

SUPPLEMENTAL SCHEDULE

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Form 5500, Schedule H, Part IV, Line 4i

EIN: 57-0784499, Plan 002

(Thousands of Dollars)	Cost**	Current Value
*SCANA Corporation Common Stock		$342,866

Common Collective Trust Fund:
Wells Fargo Stable Value Fund Q		84,757

Mutual Funds:
AMG TimesSquare Mid Cap Growth Fund		22,457
DFA US Small Cap Value		12,918
Dodge & Cox International Stock Fund		29,268
Dodge & Cox Stock Fund		72,474
Harbor Capital Appreciation Fund		47,194
PIMCO Total Return Portfolio Institutional		31,249
T. Rowe Price Mid Cap Value Fund		39,377
Vanguard Extended Market Index Fund Institutional Class		11,510
Vanguard Institutional Index Fund		72,386
Vanguard Total Bond Market Index Fund Institutional Class		12,016
Vanguard Total International Stock Index Fund Institutional Class		9,088
Vanguard Target Retirement Income Fund Institutional Class		6,900
Vanguard Target Retirement 2015 Fund Institutional Class		9,745
Vanguard Target Retirement 2020 Fund Institutional Class		23,096
Vanguard Target Retirement 2025 Fund Institutional Class		58,094
Vanguard Target Retirement 2030 Fund Institutional Class		21,727
Vanguard Target Retirement 2035 Fund Institutional Class		32,211
Vanguard Target Retirement 2040 Fund Institutional Class		8,884
Vanguard Target Retirement 2045 Fund Institutional Class		19,723
Vanguard Target Retirement 2050 Fund Institutional Class		5,910
Vanguard Target Retirement 2055 Fund Institutional Class		5,975
Vanguard Target Retirement 2060 Fund Institutional Class		4,548
Voya Small Cap Opportunities Fund Class R6		20,771
*Loans to participants, with interest rates ranging from 4.25% to 6.0% and maturities ranging from 1 month to 10 years		24,019

Total		$1,029,163

*	Denotes permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SCANA CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Date: May 31, 2019	BY:	/s/ Regina J. Elbert
Regina J. Elbert
Vice President, Dominion Energy Services, Inc.
Human Resources Business Services